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                            November 18, 2020

       Alexander Shulgin
       Chief Executive Officer
       Ozon Holdings Ltd
       Arch. Makariou III, 2-4
       Capital Center, 9th floor
       1065, Nicosia, Cyrprus

                                                        Re: Ozon Holdings Ltd
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed on November
17, 2020
                                                            File No. 333-249810

       Dear Mr. Shulgin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 filed on November 17, 2020

       Risk Factors, page 24

   1. We note your disclosure on page 33 that you agreed to pay Sberbank of Russia 1 billion related to a term sheet
terminated on September 4, 2020 and that such break-up fee was a provision of the term
sheet. Please tell us whether you accrued for this amount in your statement of income and
loss for the period ended September 30, 2020. If not, please explain to us your
basis under IFRS for not doing so.
 Alexander Shulgin
FirstName LastNameAlexander Shulgin
Ozon Holdings  Ltd
Comapany 18,
November  NameOzon
              2020 Holdings Ltd
November
Page 2    18, 2020 Page 2
FirstName LastName
Description of American Depositary Shares, page 186

2. We note that Section 7.6 of your Deposit Agreement provides that claims may be settled by arbitration in New York if elected by the claimant. Please include a description of this provision in your filing, and clearly disclose the extent to which the provision applies to federal securities law claims.
Exhibits

3. We note that your legality opinion appears to assume certain readily ascertainable facts, including solvency and "matters of fact which would affect the conclusions set out" in your opinion. Please revise to remove these assumptions or tell us why you believe they are appropriate. Refer to Section II. B.3.a. of Staff Legal Bulletin No. 19.

       You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      James Scoville